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             November 18, 2022

       Tom Berry
       Chief Executive Officer
       ILS Fixed Horizon LLC
       PO Box 1227
       210 Market Street
       El Campo, TX 77437

                                                        Re: ILS Fixed Horizon
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed November 10,
2022
                                                            File No. 024-12055

       Dear Tom Berry:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.
More
       specifically, please include audited financial statements and interim unaudited financial statements, as required by Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Real Estate & Construction
       cc:                                              Larry Pino